Filed by Graf Acquisition Corp. IV

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Graf Acquisition Corp. IV

Commission File No. 333-271929

Date: August 9, 2023

This filing relates to the proposed merger involving Graf Acquisition Corp. IV (“Graf”) and NKGen Biotech, Inc. (“NKGen”), pursuant to the terms of that certain Agreement and Plan of Merger, dated April 14, 2023.

Graf and NKGen issued the following joint press release on August 9, 2023.

NKGen Biotech and Graf Acquisition Corp. IV Announce the Nomination of Two Independent Directors for the Board of Directors of the Post-Business Combination Public Company

SANTA ANA, California, and THE WOODLANDS, Texas, August 09, 2023 — NKGen Biotech Inc. (“NKGen” or the “Company”), a clinical-stage biotechnology company focused on the development and commercialization of innovative autologous, allogeneic and CAR-NK natural killer (“NK”) cell therapies, and Graf Acquisition Corp. IV (NYSE: GFOR, GFOR.U, GFOR WS) (“Graf”) today announced that Michael Klowden and Kathleen Scott have been nominated to serve as independent members of the Board of Directors (the “Board”) of the post-business combination company (“New NKGen”). Assuming the director nominees are elected by the stockholders of Graf at the special meeting of its stockholders to be held to approve the business combination between Graf and NKGen (the “business combination”), their appointment will be effective upon the closing of the business combination. The closing of the proposed business combination is expected to occur in the third quarter of 2023.

•	Michael Klowden - Mr. Klowden is currently serving as the executive vice chairman of the board of the Milken Institute, a non-profit, nonpartisan think tank. Prior to this position, Mr. Klowden served as the Milken Institute’s chief executive officer for 21 years, during which time the institute enhanced its reputation and its worldwide outreach, its annual global conference became one of the world’s premier business, finance, and policy gatherings, and multiple specialized centers at the institute were created, including the Asia Center, the California Center, FasterCures, the Center for Financial Markets, the Center for the Future of Aging, the Center for Public Health, and the Center for Strategic Philanthropy.

Prior to joining the Milken Institute, Mr. Klowden worked as president of Jefferies Group Inc. (“Jefferies”), a global investment bank and institutional securities firm, where he was responsible for directing the firm’s transition from a trading firm to a full-service investment bank. Prior to joining Jefferies, Mr. Klowden was a senior partner at the international law firm Morgan, Lewis & Bockius LLP, where he served as a member of the firm’s management committee, was managing partner of the Los Angeles office, and national vice chairman of the firm’s business and finance practice. Mr. Klowden received a bachelor’s degree from the University of Chicago, where he has served as a trustee, and a J.D. from Harvard Law School.

•	Kathleen Scott - Ms. Scott has been serving as the chief financial officer of ARS Pharmaceuticals, Inc. (“ARS Pharma”) (Nasdaq: SPRY) since February 2022. Prior to joining ARS Pharma, Ms. Scott was the chief financial officer of various life science companies, including Neurana Pharmaceuticals, Inc., Recros Medica, Inc., Adigica Health, Inc., and Clarify Medical, Inc. Ms. Scott serves on the boards of directors of Dermata Therapeutics, Inc. (Nasdaq: DRMA), where she has served since August 2021, the YMCA of San Diego County and Corporate Directors Forum, and previously served as a member of the board of Conatus Pharmaceuticals Inc.

Ms. Scott previously served as a partner at RA Capital Advisors LLC, a San Diego private investment bank, providing financial advisory services and completing mergers, acquisitions, divestitures and restructurings for a broad range of corporate clients. Ms. Scott started her career as an auditor in Arthur Andersen’s San Diego office, focusing on both public and private clients. Ms. Scott holds a bachelor’s degree in economics/business from the University of California, Los Angeles and is a CPA and CFA charter holder.

“We are honored and excited to nominate Michael and Kathleen to New NKGen’s Board,” said Paul Y. Song, M.D., CEO of NKGen. “We believe that Michael’s notable executive leadership experience, coupled with his extensive proficiency in finance and law, and work in establishing the Center for the Future of Aging will make him an ideal addition to New NKGen’s Board. We also believe that Kathleen’s broad expertise and experience within the biotechnology, pharmaceutical, and investment banking industries will provide New NKGen with another invaluable addition who can not only serve as chairperson of our Audit Committee, but also provide much needed insight and counsel across New NKGen’s business. We expect that New NKGen will benefit greatly from the insights and guidance provided by these two director nominees.”

“Mike and Kathleen illustrate the exceptional organization building around New NKGen in connection with our business combination,” said James Graf, CEO of Graf. “The Milken Institute's groundbreaking work on health and aging issues has particular relevance to NKGen’s mission with Alzheimer’s and other neurodegenerative diseases. Kathleen’s experience as a biotech CFO and directorship on the boards of public biotech companies brings practical public company expertise that will be critical during New NKGen’s transition to being a public company.”

“I am looking forward to being a part of such an innovative cell therapy company,” commented Michael Klowden. "NKGen’s potential to fight neurodegenerative diseases and cancers is not only inspiring, but also provides the possibility of positively impacting millions of patients worldwide. If I am elected as a member of New NKGen’s Board, it will be a privilege to help the dedicated New NKGen team of innovators and visionaries bring value for patients and stockholders. I look forward to the opportunity to work with New NKGen’s other Board members and the leadership team to continue advancing innovative therapies for neurodegenerative diseases and cancers.”

"I am delighted at the opportunity to join the New NKGen Board during this transformational time for the company,” commented Kathleen Scott. “The cell therapy pioneered by NKGen has the potential to meaningfully impact the lives of patients living with neurodegenerative disease and cancer. I look forward to the chance to work alongside the other distinguished members of the Board, as well as the accomplished senior management team, to help ensure the Company’s continued success and future growth."

About NKGen

NKGen is a clinical-stage biotechnology company focused on the development and commercialization of innovative autologous, allogeneic, and CAR-NK NK cell therapies. NKGen is headquartered in Santa Ana, California, USA. For more information, please visit www.nkgenbiotech.com.

About Graf Acquisition Corp. IV

Graf is a blank-check company incorporated as a Delaware corporation and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses.

Important Information and Where to Find It

The proposed business combination between NKGen and Graf will be submitted to stockholders of Graf for their consideration. Graf has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, dated May 15, 2023, as amended on June 26, 2023, July 17, 2023 and August 4, 2023 (as may be further amended, the “Registration Statement”), relating to the proposed business combination, which includes both a preliminary prospectus with respect to New NKGen’s securities to be issued in connection with the proposed business combination and a proxy statement to be distributed to Graf's stockholders in connection with Graf's solicitation of proxies for the vote by its stockholders in connection with the proposed business combination and other matters as described in the Registration Statement. Graf urges its investors, stockholders and other interested persons to read the preliminary proxy statement/prospectus and, when available, any amendments thereto and the definitive proxy statement/prospectus, as well as other documents filed by Graf with the SEC, because these documents will contain important information about Graf, NKGen and the proposed business combination. After the Registration Statement is declared effective, Graf will mail the definitive proxy statement/prospectus to its stockholders as of a record date to be established for voting on the proposed business combination. Stockholders may obtain a copy of the Registration Statement, including the preliminary proxy statement/prospectus and, once available, the definitive proxy statement/prospectus, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed by Graf with the SEC, without charge, at the SEC's website located at www.sec.gov or by directing a request to: Graf Acquisition Corp. IV, 1790 Hughes Landing Blvd., Suite 400, The Woodlands, TX 77380.

Participants in the Solicitation

Graf and NKGen and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the proposed business combination under the rules of the SEC. Information about the directors and executive officers of Graf is set forth in the Registration Statement and will be included in the definitive proxy statement/prospectus when available. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Graf stockholders in connection with the proposed business combination is set forth in the Registration Statement and will be included in the definitive proxy statement/prospectus when available. Stockholders, potential investors and other interested persons should read the proxy statement/prospectus carefully before making any voting or investment decisions. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This press release shall not constitute a proxy statement or a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of securities, in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “anticipates,” “expects,” “projects,” “forecasts,” “outlook,” “future,” “further,” “may,” “will,” “potential,” “should,” “seeks,” “seems,” “targets,” “plans,” “scheduled,” “anticipates,” “intends” or similar expressions. These statements are based on the beliefs and assumptions of the management of Graf and NKGen. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, including changes in domestic and foreign business, market, financial, political and legal conditions, many of which are outside the control of the parties, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors that may affect actual results or outcomes include, among others, the inability of the parties to successfully or timely consummate the proposed business combination; the failure to satisfy the conditions to the consummation of the proposed business combination, including but not limited to the approval of the merger agreement by Graf’s stockholders, the satisfaction of the minimum cash condition, the compliance with the acquiror closing cash amount and the receipt of certain governmental and regulatory approvals; the inability to obtain any PIPE investments; the inability to raise or obtain sufficient funds to continue NKGen’s operations through the consummation of the proposed business combination; the inability to recognize the anticipated benefits of the proposed business combination; the amount of redemption requests made by Graf’s public stockholders; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, and the ability to maintain the listing of New NKGen’s securities on a national securities exchange; and those factors discussed under the heading “Risk Factors” in the Registration Statement and other documents of Graf filed, or to be filed, with the SEC. New risk factors emerge from time to time and it is not possible to predict all such risk factors, nor can Graf or NKGen assess the impact of all such risk factors on the businesses of Graf and NKGen prior to the proposed business combination, and New NKGen following the proposed business combination, or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements. You should not put undue reliance on these statements, which speak only as of the date hereof. All forward-looking statements attributable to Graf or NKGen or persons acting on their behalf are expressly qualified in their entirety by the foregoing cautionary statements. Graf and NKGen prior to the proposed business combination, and New NKGen following the proposed business combination, undertake no obligations to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Internal Contacts:

Denise Chua, MBA, CLS, MT (ASCP)

Vice President, Investor Relations and Corporate Communications

NKGen Biotech, Inc.

949-396-6830

dchua@nkgenbiotech.com

Sabrina McKee

Chief Financial Officer and EVP, Strategy

Graf Acquisition Corp. IV

sabrina@grafacq.com

External Contacts:

Chris Calabrese

Managing Director

LifeSci Advisors, LLC

ccalabrese@lifesciadvisors.com

Kevin Gardner

Managing Director

LifeSci Advisors, LLC

kgardner@lifesciadvisors.com